Exhibit 99.3

Appointment of Auditors

The directors and management propose that PricewaterhouseCoopers LLP be appointed as the auditors of the Corporation until the close of the next annual meeting. PricewaterhouseCoopers LLP have been auditors of Suncor for more than five years.

Fees payable to PricewaterhouseCoopers LLP in 2003 and 2004 are detailed below.

($)	2003	2004
Audit Fees	918 014	2 679 498	(1)
Audit-related Fees	135 500	23 050
Tax Fees	34 678	25 132
All Other Fees	16 070	6 150
Total	1 104 262	2 733 830

(1)               Audit fees increased in 2004 due to Suncor’s voluntary compliance with the reporting, certification and attestation provisions relating to internal control over financial reporting under section 404 of the United States Sarbanes-Oxley Act of 2002.

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of Suncor’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-related Fees

Audit-related fees were paid for professional services rendered by the auditors for preparation of reports on specified procedures as they relate to joint venture audits, attest services not required by statute or regulation, and membership fees levied by the Canadian Public Accountability Board.

Tax Fees

Tax fees were paid for international tax planning, advice and compliance.

All Other Fees

Fees disclosed under “All Other Fees” were paid for subscriptions to auditor provided and supported tools.

Amended and Restated Shareholder Rights Plan

Background

At the meeting, shareholders will be asked to approve and reconfirm Suncor’s Shareholder Rights Plan. The Corporation’s original shareholder rights plan was first implemented under an agreement dated January 25, 1996 between the Corporation and Montreal Trust Company of Canada (the “Original Plan”). The Original Plan was amended and restated, with approval of our shareholders, on April 15, 1996, April 21, 1999 and April 26, 2002. The Original Plan, as so amended and restated, is referred to as the “2002 Rights Plan”. The 2002 Rights Plan is our current shareholder rights plan. Its continued existence must be approved and reconfirmed by the Independent Shareholders (as defined therein) on or before the date of the meeting.

We have reviewed our 2002 Rights Plan for conformity with current practices of Canadian companies with respect to shareholder rights plan design. We have determined that since April 2002, when the 2002 Rights Plan was last approved by shareholders, there have been few if any changes in those practices. As a result, on February 24, 2005, the Board of Directors resolved to continue the existing 2002 Rights Plan with minimal amendments, by approving an amended and restated shareholder rights plan (the “2005 Rights Plan” or the “2005 Plan”) proposed to be dated April 28, 2005, subject to approval by the Independent Shareholders at the meeting. Other than the few exceptions described in Appendix C to this circular, the 2005 Rights Plan is identical to the 2002 Rights Plan in all material respects.

A summary of the key features of the 2005 Plan is attached as Appendix C to this circular. All capitalized terms used in this section of the circular and in Appendix C have the meanings set forth in the 2005 Rights Plan, unless otherwise indicated. The complete text of the 2005 Rights Plan is available to any shareholder on request from us at 112 – 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, by e-mail request to info@suncor.com, or by clicking on “Shareholder Rights Plan” in the Investor Relations menu on our web site at www.suncor.com.

Suncor Energy Inc. 2004 Annual Report

Statement of Corporate Governance Practices

Suncor’s Board of Directors is committed to maintaining high standards of corporate governance, and regularly reviews them in light of changing practices, expectations and legal requirements. Information on Suncor’s corporate governance practices is set out in Appendix B to this Circular, which summarizes the corporate governance guidelines (the “TSX Guidelines”) of the Toronto Stock Exchange, and Suncor’s alignment with them. Appendix B should be read in conjunction with the following general description of Suncor’s current system of corporate governance.

The cornerstone of Suncor’s governance system rests with its Board of Directors, whose fundamental duty is to supervise the management of Suncor’s business and affairs. The Board has written terms of reference (see page 35 regarding the “charter” of the Board of Directors), that include a mandate outlining its major goals and duties. The Board of Directors has adopted a management control process policy that delegates to management the responsibility and authority to direct Suncor’s day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Under the policy, certain matters, including the acquisition of new lines of business and significant acquisitions, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

The Board’s terms of reference outline the Board’s major goals and duties. These range from specific matters, such as the declaration of dividends, that by law must be exercised by the Board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor. It reviews with management the Corporation’s objectives and goals, and the strategies management proposes in order to achieve those goals and objectives. It also monitors the Corporation’s progress in these areas. It provides both leadership and policy direction to management, to ensure high standards of legal and ethical conduct are developed and maintained, and to incorporate sustainability concepts into its strategic visions and implementation plans. The Board ensures the continuity of executive management by assuming responsibility for the appointment of a chief executive officer and overseeing succession planning for that key role. It also monitors and evaluates the performance of the CEO and other senior officers against established objectives and criteria that support the Corporation’s strategic plans. The Board plays a key role in the oversight of the Corporation’s financial matters, including capital structure management, financial results reporting, and oversight of risk management, monitoring and mitigation systems and procedures.

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing committees, each of which has a written mandate (charter). Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors. The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities, and may engage external advisors (as may the full Board or an individual director), at Suncor’s expense, to assist them in fulfilling their mandate.

In accordance with its terms of reference, the Board is currently comprised of a majority (eleven of thirteen members) of independent (unrelated) directors. Four of five members of the Environment, Health and Safety Committee are independent directors. The Audit Committee, the Human Resources and Compensation Committee (“HR&CC”) and the Board Policy, Strategy Review and Governance (“Board Policy”) Committee are comprised entirely of independent (unrelated) directors. Members of the Audit Committee are required to be financially literate, in accordance with criteria established by the Board reflecting stock exchange and legal requirements. In addition, at least one member of the Audit Committee must be determined by the Board to be an “audit committee financial expert”. The Board has determined Mr. Ferguson, the Chair of the Audit Committee, and an independent (unrelated) director, to be such an expert (See Appendix B for a description of the Board’s independence criteria and determinations).

The following is a brief summary of the key functions, roles and responsibilities of Suncor’s Board committees.

Policy, Strategy Review and Governance Committee

The Board Policy Committee assists the Board in two areas: corporate governance and corporate strategy. In its governance role, the committee is mandated to determine Suncor’s overall approach to governance issues and key corporate governance principles. The Board Policy Committee also reviews key matters pertaining to Suncor’s values, beliefs and standards of ethical conduct.

Suncor Energy Inc. 2004 Annual Report

The committee annually assesses and evaluates the overall performance and effectiveness of the Board of Directors, its committees, and individual directors, both as directors and as chairs of the Board or a particular Board committee. Each year, directors complete a confidential questionnaire that includes both a self-assessment and peer review to assess individual performance. The resulting data is analyzed and presented to the Board Policy Committee, who then report to the full Board of Directors, with any recommendations for enhancing or strengthening effectiveness. The Chairman of the Board reviews data relating to individual performance and conducts one-on-one meetings with each director focused on individual effectiveness.

In its strategy role, the committee reviews and provides advice with respect to the preliminary stages of key strategic initiatives and projects, and reviews and assesses processes relating to long range and strategic planning and budgeting.

Audit Committee

The Audit Committee assists the Board in matters relating to Suncor’s internal controls, internal and external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, and certain other key financial matters. The committee is also mandated to provide an open avenue of communication between management, the internal and external auditors, and the Board of Directors.

In fulfilling its role, the Audit Committee monitors the effectiveness and integrity of the Corporation’s financial reporting, management information and internal control systems. The Audit Committee exercises general oversight over the internal audit function, by reviewing the plans, activities, organizational structure, qualifications and performance of the internal auditors. The appointment or termination of Suncor’s chief officer in charge of internal audit is reviewed and approved by the Audit Committee. This officer has a direct reporting relationship with the committee and meets with them, in the absence of other members of management, at least quarterly. The committee also monitors compliance with Suncor’s business conduct code, by conducting an annual review of the code and the related annual compliance program, and monitoring the status and resolution of any complaints relating to code violations. The business conduct code applies to all employees and officers, including its chief executive officer and chief financial officer.

The Audit Committee plays a key role in relation to Suncor’s external auditors. It initiates and approves their engagement or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures. The Audit Committee reviews, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit, and significant finance, accounting and disclosure policies and other financial matters. The Audit Committee also plays a key role in financial reporting, by reviewing Suncor’s core disclosure documents, being its annual and interim financial statements, Management’s Discussion and Analysis (MD&A) and annual information form (Form 40-F in the United States). The committee approves interim financial statements and interim MD&A and makes recommendations to the Board with respect to approval of the annual disclosure documents.

The Audit Committee also plays a key oversight role in the evaluation and reporting of Suncor’s oil and natural gas reserves. This role includes review of Suncor’s procedures relating to reporting and disclosure, as well as those for providing information to Suncor’s independent reserves evaluators (the “Evaluator”). The committee annually approves the appointment and terms of engagement of the Evaluator, including their qualifications and independence, and any changes in their appointment. Suncor’s annual reserves data and report of the Evaluator is annually reviewed by the committee prior to approval by the full Board of Directors.

The committee reviews the key policies and practices of the Corporation with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding and investment strategy of the Corporation’s registered pension plan, as well as the terms of engagement of the plan’s actuary and fund manager, and any significant actuarial reports. The Audit Committee oversees generally the Board’s risk management governance model by conducting periodic reviews to ensure the principal risks of Suncor’s business are reflected in the mandates of the Board and its committees.

Suncor Energy Inc. 2004 Annual Report

Appendix A

Board of Directors Meetings Held and Attendance of Directors

The information presented below reflects Board of Directors and Committee meetings held and attendance of directors for the year ended December 31, 2004.

Number of Meetings

Board of Directors	6
Environment, Health and Safety Committee	4
Human Resources and Compensation Committee	6
Audit Committee	9
Board Policy, Strategy Review and Governance Committee	5

Summary of Attendance of Directors

Director	Board Meetings Attended		Committee Meetings Attended

Mel Benson	6 of 6		10 of 10
Brian A. Canfield	6 of 6		11 of 11
Susan E. Crocker	6 of 6		11 of 11
Bryan P. Davies	6 of 6		13 of 13
Brian Felesky	6 of 6		13 of 13
John T. Ferguson	6 of 6		14 of 14
W. Douglas Ford	3 of 3	(2)	9 of 10
Richard L. George	6 of 6		N/A	(1)
John R. Huff	6 of 6		11 of 11
Robert W. Korthals	6 of 6		9 of 9
M. Ann McCaig	6 of 6		10 of 10
Michael O’Brien	6 of 6		4 of 4
JR Shaw	6 of 6		11 of 11

(1)     As a member of management, Mr. George does not serve on any of the standing committees of the Board.

(2)     Mr. Ford became a member of the Board of Directors at the April 29th, 2004 annual and special meeting of the shareholders of the Corporation.

The following summarizes the current membership of each committee:

Committee	Committee Members As of February 28, 2005

Audit Committee	John T. Ferguson (Chair)	W. Douglas Ford
(all members independent)	Bryan P. Davies	Robert W. Korthals
Brian A. Felesky

Board Policy, Strategy Review and Governance Committee	John R. Huff (Chair)	John T. Ferguson
(all members independent)	Brian A. Canfield	JR Shaw
Susan E. Crocker

Environment, Health and Safety Committee	M. Ann McCaig (Chair)	Brian A. Felesky
(all members independent except Mr. O’Brien)	Mel E. Benson	W. Douglas Ford
	Bryan P. Davies	Michael W. O’Brien

Human Resources and Compensation Committee	Brian A. Canfield (Chair)	John R. Huff
(all members independent)	Mel E. Benson	M. Ann McCaig
	Susan E. Crocker	JR Shaw

Suncor Energy Inc. 2004 Annual Report

Corporate Governance Guideline	Suncor Alignment	Commentary

d. Communications policy	Yes

The Board of Directors is specifically mandated to ensure systems are in place for communications with Suncor’s shareholders and other stakeholders. Through Corporation policies, procedures and processes, Suncor seeks to interpret its operations for its shareholders and other stakeholders, through a variety of channels, including its periodic financial reports, securities filings, news releases, environmental reports, webcasts, an external web site, briefing sessions and group meetings. The Corporation encourages and seeks stakeholder feedback through corporate communications and investor relations programs. The Board, either directly or through the activities of the Audit Committee, reviews and approves all quarterly and annual financial statements and related management’s discussion and analysis, management proxy circulars and annual information forms, among others.

The Corporation has a communication policy that addresses the Corporation’s interaction with shareholders, investment analysts, other stakeholders and the public. The policy includes measures to avoid selective disclosure of material information. Suncor’s business conduct code addresses the Corporation’s obligations for continuous and timely disclosure of material information. These policies are reviewed at least annually by the Corporation. The Audit Committee reviews and approves the Corporation’s communication policy and oversees an annual review of compliance with the Corporation’s standard of business conduct code.

e. Integrity of internal control and management information systems	Yes

The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor’s internal control and management information systems. The Audit Committee is specifically mandated to assist the Board of Directors by reviewing the effectiveness of financial reporting, management information and internal control systems. This includes a review of the evaluation of these systems by internal and external auditors, as well as the activities, organizational structure and qualifications of internal auditors, and the independence and effectiveness of external auditors.

2. Majority of directors should be “unrelated” (independent)	Yes

The Board reviews the independence of its members annually and has determined based on its most recent annual review conducted in February 2005 that all but two (Richard L. George, Suncor’s President and CEO, and Michael W. O’Brien, who retired as Suncor’s CFO and Vice President, Corporate Development in 2002) of its thirteen directors are unrelated and independent. Subject to Mr. O’Brien’s re-election, pursuant to independence criteria approved by the Board, he will be reclassified an unrelated and independent director as of July 2005, being expiry of the three year cooling-off period applicable to former executives.

Suncor Energy Inc. 2004 Annual Report

Corporate Governance Guideline	Suncor Alignment	Commentary

b. All members should be	Yes	All members are outside, unrelated (independent) directors.
non-management directors.

The Board has affirmatively determined that all members of the Audit Committee are financially literate and has designated Mr. Ferguson, an independent (unrelated) director, as “Audit Committee Financial Expert” pursuant to the following criteria:

The Board has defined financial literacy generally as the ability to read and understand financial statements, and has defined an Audit Committee Financial Expert as a director who has an understanding of generally accepted accounting principles and financial statements; the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and complexity of accounting issues that are generally comparable to Suncor’s, or experience actively supervising one or more persons engaged in such activities; an understanding of internal control over financial reporting; and an understanding of audit committee functions. The Board has also established criteria to assist the Board in evaluating each director’s education and experience against the financial literacy and expertise requirements.

Pursuant to the Board Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee. Mr. Korthals is currently on the audit committee of five public companies in addition to Suncor. The Board has determined that this fact does not impair Mr. Korthals’ ability to effectively serve on Suncor’s Audit Committee based on an analysis of Mr. Korthals time commitments in general, the demands of those other committees, and the time commitment required of members of Suncor’s Audit Committee.

14. Implement a system to enable individual directors to engage outside advisors at the Corporation’s expense.	Yes

The Board of Directors, its committees, and individual directors may engage outside advisors at Suncor’s expense with the approval of the Chairman of the Board of Directors, Chairman of the Board Policy Committee or Chairman of the applicable committee.

Suncor Energy Inc. 2004 Annual Report